SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 12, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated February 12, 2016: Nokia has supplemented its listing prospectus relating to the combination with Alcatel-Lucent

STOCK
EXCHANGE
RELEASE

February 12, 2016

Nokia has supplemented its listing prospectus relating to the combination with Alcatel-Lucent

Nokia Corporation
Stock Exchange Release
February 12, 2016 at 14:30 (CET +1)

Nokia has supplemented its listing prospectus relating to the combination with Alcatel-Lucent

Espoo, Finland - Nokia announced today that it has supplemented its English language listing prospectus dated October 23, 2015 relating to the combination with Alcatel-Lucent (together with the supplements of the listing prospectus dated November 16, 2015 and February 2, 2016, respectively, the “Listing Prospectus”). The Listing Prospectus will be used for the listing on Nasdaq Helsinki and Euronext Paris of the new Nokia shares to be issued as consideration to Alcatel-Lucent security holders in connection with the reopened public exchange offer for Alcatel-Lucent securities in France, which closed on February 3, 2016.

On February 12, 2016, the Finnish Financial Supervisory Authority has approved the supplement to the Listing Prospectus (“Supplement”) containing certain updates based on announcements and developments that have taken place after the approval of the Listing Prospectus, such as the announcement of the results of the reopened offer period in the public exchange offer on February 10, 2016 and the publication of the unaudited results of Nokia and Alcatel-Lucent, respectively, as of and for the year ended December 31, 2015.

The Supplement will be notified by the Finnish Financial Supervisory Authority to the French stock market authority Autorité des Marchés Financiers (“AMF”) in accordance with the EU Prospectus Directive.

The Supplement has been attached to this stock exchange release and will, together with the Listing Prospectus, be available on Nokia’s website at http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-alcatel-lucent-transaction as of February 12, 2016. The Supplement will also be available at the reception of Nasdaq Helsinki at Fabianinkatu 14, FI-00100 Helsinki, Finland, and at the head office of Nokia at Karaportti 3, FI-02610 Espoo, Finland, as of February 15, 2016.

About Nokia
Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “will”, “to be”, and similar expressions. These forward-looking statements include statements relating to: the use of the Listing Prospectus and notification to the AMF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and views of future events and developments. Risks and uncertainties include: Nokia’s ability to comply with the relevant securities regulations, as well as other risk factors listed from time to time in Nokia’s filings with the U.S. Securities and Exchange Commission (the “SEC”) and the AMF.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement, as defined below; Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F; reports furnished on Form 6-K; and any other documents that Nokia or Alcatel-Lucent have filed with the SEC or the AMF. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Nokia’s businesses or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This stock exchange release relates to the public exchange offer by Nokia to exchange all of the ordinary shares, ADSs and convertible securities issued by Alcatel-Lucent for new ordinary shares and ADSs of Nokia. This stock exchange release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel-Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO; the Registration Statement on Form F-4 (the “Registration Statement”) (Registration No. 333-206365) or the Solicitation / Recommendation Statement on Schedule 14D-9, each filed with the SEC, Nokia’s Listing Prospectus and Supplement filed with the Finnish Financial Supervisory Authority or Nokia’s offer document (note d’information) and Alcatel-Lucent’s response document (note en réponse) filed with the AMF on October 29, 2015 and which received the visa of the AMF on November 12, 2015 (including the letters of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The exchange offer is being made only through the Exchange Offer Documents.

The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. The exchange offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE EXCHANGE OFFER.

The information contained in this stock exchange release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent with the SEC, as applicable, are available free of charge at the SEC’s website (www.sec.gov).

Nokia’s offer document (note d’information) and Alcatel-Lucent’s response document (note en réponse), which received visa No. 15-573 and No. 15-574 respectively from the AMF, containing detailed information with regard to the exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel-Lucent (www.alcatel-lucent.com).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal